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David L. Ficksman • (310) 789-1290 • dficksman@troygould.com	File No. 3145-1

November 9, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Michael McTiernan Assistant Director United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	AudioEye, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed October 1, 2012 File No. 333-177463

Dear Mr. McTiernan:

By letter dated October 19, 2012, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided AudioEye, Inc. (the “Company”) with comments to the Company’s Amendment No. 5 to Registration Statement on Form S-1 filed on October 1, 2012.  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s October 1, 2012 comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR pre-effective Amendment No. 6 to the Form S-1 setting forth an amended preliminary prospectus reflecting changes made in response to the Staff’s comments.  A copy of the amended registration statement marked to show changes is enclosed for your convenience.  Please advise if you would like for us to send a marked copy.

AudioEye Unaudited Condensed Consolidated Pro Forma Financial Statements, page 35

1.
We note your response to comment eight and nine in our letter dated February 29, 2012. Please revise your disclosure on page 35 consistent with your response to each of the referenced comments. In addition, please tell us how you determined that the fair value of patents acquired was equal to the book value (i.e., $0).

COMPANY RESPONSE

The Company has revised the pro forma financial statements, and has added Note 1 to the unaudited condensed consolidated pro forma financial statements to clarify that the assets have been adjusted to fair value and to set forth the valuation techniques and assumptions used to measure fair value.  Additionally, the Company has recognized the patents as a separately identifiable intangible asset, and has calculated the value of the patents to be $5,032.366.  Further, Note 1 discloses the nature of the future contingent consideration relating to AudioEye’s obligation under the Royalty and Services Agreements, and has recorded the applicable contingent liability, in accordance with ASC 805.

Michael McTiernan Assistant Director United States Securities and Exchange Commission November 9, 2012 Page 2

2.
Please include a footnote showing the calculation and allocation of the purchase price (including the value assigned to non-cash portions). Also, given the materiality of goodwill recognized, disclose a qualitative description of the factors that make up the goodwill recognized, such as intangible assets that do not qualify for separate recognition, and why patents acquired have not been separately recognized.

COMPANY RESPONSE

The Company has included in Note 1 to the unaudited condensed consolidated pro forma financial statements the calculation and allocation of the purchase price and the factors that make up the allocation to patent, as a separately identifiable intangible.  The revised allocations eliminate all goodwill at the acquisition date.

Experts, page 64

3.
We note your disclosure that the unaudited financial statements of AE as of June 30, 2012 and 2011, and for the six months then ended, have been incorporated in the prospectus in reliance on the consent and audit report of MaloneBailey, LLP, which implies that that interim financial statements have been reviewed by MaloneBailey, LLP. Please tell us how you considered Rule 8-03 of Regulation S-X as it relates to the requirements of filing the report of the accountants on the review of the interim financial statements.

COMPANY RESPONSE

We have deleted the reference to the unaudited financials under the section “EXPERTS.”

Michael McTiernan Assistant Director United States Securities and Exchange Commission November 9, 2012 Page 3

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

4.
We note that the accountants’ consent refers to September 28, 2012 as the date of the audit report, which is inconsistent with the date of the audit report (October 1, 2012) on page 40. Please revise as appropriate to correct this apparent conflict.

COMPANY RESPONSE

We have revised the consent letter.

*           *           *

Apart from the foregoing responses to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form S-1, as amended by Amendment No. 6.  When the time comes, the Company will include in its request for acceleration the additional acknowledgements requested by the Staff.

Please direct questions regarding this response letter to the undersigned at 310-789-1290.

Very truly yours,

David L. Ficksman

DLF:tms

Cc:	Jorge Bonilla (SEC)
Jonathan Wiggins (SEC)
Folake Avoola, Esq. (SEC)
Nathaniel Bradley
Constantine Potamianos, Esq.